RELEASE AGREEMENT

This Release Agreement (the “Agreement”) is entered into and dated effective as of March 22, 2007 (the “Effective Date”) by and among IPORUSSIA, INC., a Delaware corporation (the “Company"), IPOR Capital, LLC, a Delaware limited liability company (“IPOR Capital”), and Vladimir F. Kuznetsov, an adult resident of Moscow, Russian Federation (“Kuznetsov”).

Recitals

A.    Since the inception of the Company, Kuznetsov has been a stockholder, executive officer and director of the Company.

B.    The Company and KI Equity Partners VI, LLC, a Delaware limited liability company (“KI Equity”) have entered into a certain securities purchase agreement dated March 8, 2007 (“Purchase Agreement”) under which the Company will issue 65,789,474 shares of common stock (“Shares”) to KI Equity, and KI Equity will purchase the Shares from the Company (“Stock Issuance”), for a purchase price of $625,000 (“Purchase Price”).

C.    All capitalized terms set forth in this Agreement (unless otherwise defined herein) shall have the meaning ascribed to them in the Purchase Agreement.

D.    As a condition to the Closing of the transactions contemplated under the Purchase Agreement (“Closing”), Kuznetsov has agreed to indemnify and hold the Company harmless from all liabilities and obligations related to the period prior to Closing, pursuant to the terms and conditions set forth in a certain indemnity agreement (“Indemnity Agreement”).

E.    As a condition to the Closing of the transactions contemplated under the Purchase Agreement, the Buyer has required Kuznetsov to terminate any and all agreements and contracts with the Company and irrevocably release the Company from any and all debts, liabilities and obligations, with the exception of the obligations under the Indemnity Agreement and certain obligations that are paid by the Company to Kuznetsov by the Escrow Agent at the Closing out of the proceeds of the funds held in the Escrow Account as specifically set forth on the Disbursement Schedule, a copy of which is attached hereto and incorporated by reference.

Agreements

Now, Therefore, in consideration of the above recitals, the following representations, warranties, covenants and conditions, and other good and valuable consideration, the receipt of which is acknowledged, the parties agree as follows:

1.    Termination of Agreements. On the Effective Date, the Company and Kuznetsov, for himself and on behalf of his affiliates, family members, related persons, successors and predecessors, hereby: (i) mutually terminate and cancel any and all agreements and contracts (whether oral or written) between the Company, on the one hand, and Kuznetsov and his affiliates, family members, related persons, successors and predecessors, pertaining to any matters between such parties including, without limitation, matters in Kuznetsov’s capacity as an employee, consultant, officer and director of the Company, as the case may be (“Company Agreements”), including, without limitation, any employment, consulting and stock option agreements, and (ii) release each other from any further liability and obligations under the Company Agreements. The provisions of this Section 1 shall not apply to the obligations under the Indemnity Agreement and certain obligations that are paid by the Company to Kuznetsov at the Closing out of the proceeds of the funds held in the Escrow Account as specifically set forth on the attached Disbursement Schedule.

On the Effective Date, IPOR Capital and Kuznetsov, for himself and on behalf of his affiliates, family members, related persons, successors and predecessors, hereby: (i) mutually terminate and cancel any and all agreements and contracts (whether oral or written) between IPOR Capital, on the one hand, and Kuznetsov and his affiliates, family members, related persons, successors and predecessors, pertaining to any matters between such parties including, without limitation, matters in Kuznetsov’s capacity as an employee, consultant, officer and director of IPOR Capital, as the case may be (“IPOR Capital Agreements”), including, without limitation, any employment, consulting and stock option agreements, and (ii) release each other from any further liability and obligations under the IPOR Capital Agreements.

2.    Waiver and Release. Kuznetsov, for himself and on behalf of his affiliates, family members, related persons, successors and predecessors, hereby waives, and forever releases and discharges the Company and IPOR Capital and their respective successors and assigns, and their respective past and present officers and directors, employees, shareholders, members, consultants, attorneys, accountants, other professionals, insurers, agents and all other related entities, including, but not limited to, assigns, predecessors, successors, controlling corporations, subsidiaries or other affiliates (jointly, the “Related Parties”) from all liabilities and obligations owed by the Company and IPOR Capital to Kuznetsov, and from any and all claims, demands, and causes of action of every kind and nature, including, without limitation, those relating to or arising out of any federal, state or local laws, and common law, claims for advances or other loans to the Company or IPOR Capital, claims for unpaid salary, compensation, benefits or expense reimbursement; provided, however, that nothing contained herein shall be construed to limit in any way the rights of the parties, and their successors and assigns, to enforce the terms of this Agreement, the Escrow Agreement and the Indemnity Agreement and to the payment of certain obligations that are paid by the Company to Kuznetsov at the Closing out of the proceeds of the funds held in the Escrow Account as specifically set forth on the attached Disbursement Schedule. Kuznetsov irrevocably agrees to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any suit, action, or proceeding of any kind, in any court or before any tribunal, against the Company, IPOR Capital and its Related Parties based upon any released claim.

3.    Representations and Warranties of the Company. The Company represents and warrants to Kuznetsov that: (i) on the date of this Agreement, the Company has all necessary authority to execute this Agreement; (ii) there is no claim, action, suit or other proceeding pending, threatened or known, which, if decided adversely, would interfere with the consummation of the transaction contemplated hereby; (iii) no approval or consent of any governmental authority or third party is required for the Company to enter into or perform this Agreement; (iv) this Agreement is enforceable in accordance with its terms, subject to the laws of insolvency and general principles of equity; and (v) this Agreement has been duly authorized and adopted by the Company.

4.    Representations and Warranties of Kuznetsov. Kuznetsov represents and warrants to the Company that: (i) on the date of this Agreement, he has all necessary authority to execute this Agreement; (ii) there is no claim, action, suit or other proceeding pending, threatened or known against him, which, if decided adversely, would interfere with the consummation of the transaction contemplated hereby; (iii) no approval or consent of any governmental authority or third party is required for him to enter into or perform this Agreement; and (iv) this Agreement is enforceable against Kuznetsov in accordance with its terms, subject to the laws of insolvency and general principles of equity.

5.    Delivery and Cooperation. If either party requires any further documentation, the other party will promptly respond to any reasonable requests for additional documentation.

6.    Miscellaneous.

(a)    Successors and Assigns. This Agreement shall be binding upon the parties hereto and their respective successors and assigns.

(b)    Survival of Covenants and Representations. All agreements, covenants, representations and warranties made by the parties herein shall survive the delivery of this Agreement.

(c)    Severability. Should any part of this Agreement for any reason be declared invalid or unenforceable, such decision will not affect the validity or enforceability of any remaining portion, which remaining portion will remain in force and effect as if this Agreement had been executed with the invalid portion thereof eliminated, and it is hereby declared as the intention of the parties hereto that the parties would have executed the remaining portion of this Agreement without including therein any such part or portion that may, for any reason, be hereafter declared invalid or unenforceable.

(d)    Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to choice of law principles.

(e)    Captions. The descriptive headings of the various Sections or parts of this Agreement are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

(f)    Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto concerning the subject matter contained herein, and supersedes all prior agreements or understanding of the parties. No provision of this Agreement may be waived or amended except in a writing signed by the parties. A waiver or amendment of any term or provision of this Agreement shall not be construed as a waiver or amendment of any other term or provision.

(g)    Counterparts. This Agreement may be executed by facsimile or electronic signatures and in multiple counterparts, each of which shall be deemed an original. It shall not be necessary that each party executes each counterpart, or that any one counterpart be executed by more than one party so long as each party executes at least one counterpart.

(h)    Arbitration. All disputes, controversies or claims (“Disputes”) arising out of or relating to this Agreement shall in the first instance be the subject of a meeting between a representative of each party who has decision-making authority with respect to the matter in question. Should the meeting either not take place or not result in a resolution of the Dispute within twenty (20) business days following notice of the Dispute to the other party, then the Dispute shall be resolved in a binding arbitration proceeding to be held in Denver, Colorado in accordance with the international rules of the American Arbitration Association. The arbitrators may award attorneys’ fees and other related arbitration expenses, as well as pre- and post-judgment interest on any award of damages, to the prevailing party or parties, in their sole discretion. The parties agree that a panel of three (3) arbitrators shall be required, all of whom shall be fluent in the English language, and that the arbitration proceeding shall be conducted entirely in the English language. Any award of the arbitrators shall be deemed confidential information for a minimum period of five (5) years.

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IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

IPORUSSIA, INC.

By:	/s/ Vladimir F. Kuznetsov
Vladimir F. Kuznetsov, CEO and President

By:	/s/ Mark R. Suroff
Mark R. Suroff, Executive Vice President, Secretary and Treasurer

IPOR Capital, LLC

By:	/s/ Vladimir F. Kuznetsov
Vladimir F. Kuznetsov, duly authorized Manager

By:	/s/ Mark R. Suroff
Mark R. Suroff, duly authorized Manager

By:	/s/ Vladimir F. Kuznetsov
Vladimir F. Kuznetsov, Individually